UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014.

Commission File Number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Translation of registrant's name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]      Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 10, 2014 titled "Hydrogenics Reports Third Quarter 2014 Results"
99.2	Third Quarter 2014 Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Third Quarter 2014 Consolidated Financial Statements and Results of Operations
99.4	PowerPoint Presentation titled "Q3 2014 Investor Presentation"
99.5	Form 52-109F2 - Certification of Interim Filings Full Certificate - Chief Executive Officer
99.6	Form 52-109F2 - Certification of Interim Filings Full Certificate - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: November 10, 2014	By:	/s/ ROBERT MOTZ Name: Robert Motz Title: Chief Financial Officer